Limited Due Diligence Information Obtained from Endesa

The information set forth below relates to the offer by E.ON Zwölfte Verwaltungs GmbH (‘‘E.ON 12’’), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (‘‘E.ON’’), to acquire all the outstanding ordinary shares, par value €1.20 per share (the ‘‘ordinary shares’’), and American depositary shares (the ‘‘ADSs’’, and together with the ordinary shares, the ‘‘Endesa securities’’) of Endesa, S.A., a Spanish public limited company (‘‘Endesa’’), upon the terms and subject to the conditions of the U.S. offer (the ‘‘U.S. Offer’’) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the offer to purchase, dated January 26, 2007 (the ‘‘Offer to Purchase’’). E.ON 12 is also making a separate, concurrent Spanish offer (the ‘‘Spanish Offer’’ and, together with the U.S. Offer, the ‘‘Offers’’) for the ordinary shares.

In its complaint, Gas Natural alleged, among other things, that E.ON and E.ON 12 obtained material non-public information about Endesa directly from Endesa and indirectly from Deutsche Bank AG. E.ON and E.ON 12 strongly believe that Gas Natural’s allegation is unfounded. While E.ON and E.ON 12 received certain information (the ‘‘Limited Due Diligence Information’’) in the course of the limited due diligence referred to under Section 14 (‘‘Background of the Offers; Contacts with Endesa’’) of the Offer to Purchase and during the discussions between E.ON’s and Endesa’s management, E.ON and E.ON 12 do not believe this information is material for any investor holding Endesa securities in deciding whether to tender its share into the Offers.

Certain of the Limited Due Diligence Information was included in documents that were filed by Gas Natural as exhibits to the December 8, 2006 affidavit of Mark G. Cunha (the ‘‘Cunha Affidavit’’), which is publicly available for a fee from the website of the PACER Service Center (http://pacer.psc.uscourts.gov), the U.S. Federal Judiciary’s centralized system for electronic access to court records, by selecting on the PACER website the U.S. District Court for the Southern District of New York and querying the party name ‘‘E.ON’’. This includes notes from, summaries of and documents obtained from Endesa during due diligence meetings, which were filed as exhibits 5, 15, 16, 28, 33, 55, 59, 60, 62, 64 and 68 to the Cunha Affidavit. Gas Natural also submitted to the Court a December 14, 2006 affidavit from Antonio Alvarez Cano (the ‘‘Cano Affidavit’’) in which Mr. Cano noted that Endesa informed E.ON and E.ON 12 of the following Limited Due Diligence Information:

•	The acquisition of Endesa by E.ON and E.ON 12 would not trigger any negative change-of-control provisions in any of Endesa’s material agreements (including material supply contracts, material joint venture contracts, material contracts with affiliated subsidiaries, and material financing contracts).

•	With regard to Endesa’s joint venture SNET, if Endesa sold its shares in SNET and the transfer was not cleared by the majority of SNET’s Board, other SNET shareholders would have the right to sell their shares at fair value (which would be set, in the event of a disagreement, by an expert in accordance with art. 1843-4 of the French Civil Code). There is a prohibition until December 31, 2007 on the transfer of shares or assets of SNET at a price above that of the share purchase agreement dated September 13, 2004, unless the deferred amounts are paid.

•	Endesa’s maintenance capital expenditures in transmission assets amounted to €490 million in 2004 and to €1.040 billion in 2005. As of December 31, 2005, Endesa planned the following annual maintenance capital expenditures in transmission: 2006: €1 billion; 2007: €800 million; 2008: €700 million; and 2009: €700 million. Maintenance capital expenditures may be postponed, but not below an annual investment of €700 million.

•	Endesa has significant exposure to foreign exchange rate variations. Endesa’s currency exchange rate expectations for 2009 underlying its earnings forecasts are as follows: 1.27 U.S. dollars/euro; 3.16 Brazilian reals/euro; 4.06 Argentine pesos/euro; 730 Chilean pesos/euro; 3.228 Colombian pesos/euro; and 4.51 Peruvian sols/euro.

•	Between €5.2 billion and €6 billion of the total Latin American debt of the Endesa group was locally financed without a guarantee from, or recourse to, Endesa.

•	Endesa estimates that Gas Natural may be able to realize approximately €80 to €100 million per year in cost synergies through the acquisition of Endesa. These synergies may also be available to other potential acquirers as they do not rely on overlapping geographies.

•	Endesa estimates that its earnings forecast for 2009 will be adjusted from €7.5 billion to approximately €8 billion.

•	Endesa’s forecasted results for 2006-2008 assumed a tax rate of 28%.

•	An acquisition of Endesa would not affect Endesa’s ability to: (a) utilize unused 2004 tax of approximately €392 million; and (b) recover prepaid 2004 taxes of approximately €75 million.

•	Endesa’s estimated mainland tariff deficit in 2006 is €2.9 billion.

•	The total amount of recoverable tariff deficit relating to activities in the ‘‘Islands’’ would likely amount to €800 million.

The Limited Due Diligence Information (including the Limited Due Diligence Information that was included in the exhibits to the Cunha Affidavit and included in the Cano Affidavit) was provided by representatives of Endesa to representatives of E.ON and E.ON 12 in connection with a limited due diligence review of Endesa conducted during January and February 2006 and during a meeting between representatives of E.ON and Endesa on June 7, 2006. E.ON and E.ON 12 have not verified the accuracy or completeness of the Limited Due Diligence Information. The Limited Due Diligence Information may contain errors. E.ON and E.ON 12 cannot take responsibility for the accuracy or completeness of the Limited Due Diligence Information, or for any failure by Endesa to disclose to E.ON or E.ON 12 events which may have occurred or may affect the significance or accuracy of any such Limited Due Diligence Information. Furthermore, the Limited Due Diligence Information was provided a significant time prior to the date of the Offer to Purchase. No updates to the Limited Due Diligence Information are available to E.ON and E.ON 12. Unless otherwise noted, forecasts, assumptions and other forward-looking statements listed below were made by Endesa as of the time the Limited Due Diligence Information was provided to E.ON and E.ON 12.